Exhibit 99.1

BeyondSpring Receives Notifications from Nasdaq Regarding Compliance With Listing Rules

NEW YORK, January 9, 2023 – BeyondSpring Inc. (the “Company” or “BeyondSpring”) (Nasdaq: BYSI), a clinical stage global biopharmaceutical company focused on developing innovative cancer therapies, today announced that on December 29, 2022, the Company received a written notification (the “Notification Letter on Compliance”) from Nasdaq that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). In the Notification Letter on Compliance, the staff of Nasdaq has determined that for the 10 consecutive business days from December 14, 2022 to December 28, 2022, the closing bid price of the Company’s ordinary shares had been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Nasdaq Listing Rule 5550(a)(2) and the bid price deficiency matter as previously disclosed is now closed.

In addition, on January 4, 2023, the Company received a Foreign Delinquency Compliance Plan Alert Letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”). In the Letter, the staff of Nasdaq notified the Company that it is not in compliance with Nasdaq Listing Rule 5250(c)(2), because it has not timely filed its Form 6-K for the period ended June 30, 2022 (the “Filing”). The Company has 60 calendar days to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the Filing’s due date, or until June 29, 2023, to regain compliance. The Letter has no immediate effect on the listing or trading of the Company’s ordinary shares on Nasdaq. The Company’s management is working diligently to complete the Filing as soon as practicably possible to regain compliance with the Nasdaq Listing Rule 5250(c)(2).

About BeyondSpring
Headquartered in New York City, BeyondSpring is a clinical stage global biopharmaceutical company focused on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. BeyondSpring’s first-in-class lead asset, plinabulin, is being developed as a potential “pipeline in a drug” in various cancer indications as a direct anti-cancer agent and to prevent chemotherapy-induced neutropenia (CIN). The plinabulin and G-CSF combination for the prevention of CIN has demonstrated positive Phase 3 data in the PROTECTIVE-2 study. In the DUBLIN-3 study, a global, randomized, active controlled Phase 3 study, the plinabulin and docetaxel combination met the primary endpoint of extending overall survival compared to docetaxel alone in 2nd/3rd line non-small cell lung cancer (NSCLC) (EGFR wild type). Additionally, plinabulin is being broadly studied in combination with various immuno-oncology regimens that could boost the efficacy of PD-1/PD-L1 antibodies in seven different cancers. Lastly, BeyondSpring’s pipeline includes three preclinical immuno-oncology assets and a subsidiary, SEED Therapeutics, which is leveraging a proprietary targeted protein degradation drug discovery platform with initial R&D collaboration with Eli Lilly.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company’s future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet the Company’s expectations regarding the potential safety, the ultimate efficacy or clinical utility of the Company’s product candidates, increased competition in the market, the Company’s ability to meet Nasdaq's continued listing requirements, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contact:
IR@beyondspringpharma.com

Media Contact:
PR@beyondspringpharma.com